Surface Oncology, Inc.

50 Hampshire Street, 8th Floor

Cambridge, Massachusetts 02139

August 11, 2021

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Surface Oncology, Inc.: Registration Statement on Form S-3 filed August 5, 2021 (File No. 333-258518)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Surface Oncology, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to August 13, 2021, at 4:01 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Kingsley Taft of Goodwin Procter LLP at (617) 570-1222 or Brett Jackson of Goodwin Procter LLP at (617) 570-1657.

Sincerely,
Surface Oncology, Inc.

/s/ Robert W. Ross, M.D.
Robert W. Ross, M.D.
Chief Executive Officer

cc:	Jessica Fees, Surface Oncology, Inc.

Kingsley L. Taft, Esq., Goodwin Procter LLP

Seo Salimi, Esq., Goodwin Procter LLP